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                    U:\LEGAL\COMMON\PLEASANT\U-1\AMEND-1.DOC
                                                 File No. 70-9115

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 1

                                TO

                   APPLICATION OR DECLARATION

                          ON FORM U-1

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766

                    West Penn Power Company
                    800 Cabin Hill Drive
                    Greensburg, PA  15601


(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740


(Name and address of agent for service)


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     1.   Applicants hereby amend their Application or

Declaration by deleting Item No. 4. Regulatory Approval, in

its entirety and substitute the following therefor:

               The proposed transactions will be authorized

by the Public Utilities Commission of Ohio, as to

Monongahela's participation; by the Public Utility

Commission of Pennsylvania as to such participation by

West Penn; and by the State Corporation Commission of

Virginia and the Public Service Commission of Maryland

as to Potomac Edison's participation and are exempt

under Rule 52(a).  The Public Service Commission of

West Virginia is not expressly ruling on the issuance

of new pollution control notes.  Therefore, the

Securities and Exchange Commission has jurisdiction

over the participation by Monongahela and Potomac

Edison insofar as West Virginia is concerned.  No

regulatory agency, other than those named, has

jurisdiction over the proposed transactions.

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                           SIGNATURE


          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY







                              By:  /s/ Robert R. Winter
                                       Robert R. Winter
                                       Vice President



                              THE POTOMAC EDISON COMPANY







                              By:  /s/ Robert R. Winter
                                       Robert R. Winter
                                       Vice President





                              WEST PENN POWER COMPANY







                              By:  /s/ Robert R. Winter
                                       Robert R. Winter
                                       Vice President



Dated:  October 7, 1997